Contact

www.linkedin.com/in/brent-knudsen-a126782 (LinkedIn)
www.pcg-advisors.com (Company)

Top Skills

Private Equity
Growth Capital
Venture Capital

Languages

English (Native or Bilingual)
Afrikaans (Professional Working)

Certifications

FINRA Series 7, 9, 24, 28, 63;
Member of District of Columbia and
Massachusetts Bars

Brent Knudsen

PCG, Founder/Managing Partner
San Francisco Bay Area

Summary

Founder and managing partner of Partnership Capital Growth (PCG), a middle-market merchant bank focused on healthy living, health care and values based businesses. PCG focuses on advising, investing in and building great businesses.

Prior to founding PCG, founding partner of North Castle Partners, a private equity firm focused on healthy living; original vp of business development & marketing at Price Club/Costco; and senior consultant at Bain & Company.

Graduated with a B.S./B.A. (honors) from the University of Utah and J.D. from Georgetown University. Also attended Brigham Young University and Harvard Law & Business School. Lecturer at the Stanford Graduate School of Business.

Passionate about family, church, community and outdoor activities.

Experience

KC LLC
Partner / Advisor
January 2018 - Present (6 years 10 months)

Family investment office

Partnership Capital Growth
Founder / Managing Partner
January 2006 - Present (18 years 10 months)

- Chair: The Alaska Club, Healthy Living Network
- Board: Designer Wellness, Self Esteem Brands/Anytime Fitness

Martis Capital / Capricorn Healthcare
Senior Advisor
November 2015 - Present (9 years)
San Francisco Bay Area

- Martis focuses on investing in growth stage health care businesses
- Chair: Healthy Living Network

North Castle Partners
Managing Director
January 1997 - December 2006 (10 years)

Specialized/Full Force, Newport Surf Co, Golfweb, Bell Sports
CEO/President & Investor
January 1994 - December 1996 (3 years)
San Diego, San Francisco Bay Area

Price Club / Costco Wholesale
VP Marketing / Business Development
January 1986 - December 1995 (10 years)
San Diego, Seattle

Bain & Company
Senior Consultant
January 1983 - December 1985 (3 years)
Boston

Education

Harvard Law School
 · (1982 - 1983)

Georgetown University Law Center
Doctor of Law (JD) · (1980 - 1982)

University of Utah
Bachelor's degree, Economics, English · (1978 - 1980)

Brigham Young University
 · (1974 - 1978)